SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hana Biosciences, Inc.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE
(Title of Class of Securities)

40963P105
(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878−0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Steven J. Gartner, Esq.
Robert T. Langdon, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

June 7, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40963P105	Page 2 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 279,503,105* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,000,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 81,000,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8% (see Item 5)
14	TYPE OF REPORTING PERSON* PN

* Represents "common stock equivalent" rights on shares of Series A-1 Preferred Stock ("Series A-1 Preferred") of Hana Biosciences, Inc. (the "Company"). Without giving effect to any accretion in the stated value of Series A-1 Preferred, each share of Series A-1 Preferred has "common stock equivalent" rights equal to approximately 776.4 shares of common stock, par value $0.001 (the "Common Stock"), of the Company, which is determined by dividing the stated value of $100 per share of Series A-1 Preferred by an effective conversion price of $0.1288 per share.

** Represents number of shares of Common Stock into which the Series A-1 Preferred beneficially owned by the reporting person are actually convertible as of the date hereof, which amount is limited due to the Authorized Shares Threshold (as described herein).

CUSIP No. 40963P105	Page 3 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus X Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 279,503,105* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,000,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 81,000,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8% (see Item 5)
14	TYPE OF REPORTING PERSON* PN

* Represents "common stock equivalent" rights on shares of Series A-1 Preferred Stock ("Series A-1 Preferred") of Hana Biosciences, Inc. (the "Company"). Without giving effect to any accretion in the stated value of Series A-1 Preferred, each share of Series A-1 Preferred has "common stock equivalent" rights equal to approximately 776.4 shares of common stock, par value $0.001 (the "Common Stock"), of the Company, which is determined by dividing the stated value of $100 per share of Series A-1 Preferred by an effective conversion price of $0.1288 per share.

** Represents number of shares of Common Stock into which the Series A-1 Preferred beneficially owned by the reporting person are actually convertible as of the date hereof, which amount is limited due to the Authorized Shares Threshold (as described herein).

CUSIP No. 40963P105	Page 4 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 279,503,105* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,000,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 81,000,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8% (see Item 5)
14	TYPE OF REPORTING PERSON* PN

* Represents "common stock equivalent" rights on shares of Series A-1 Preferred Stock ("Series A-1 Preferred") of Hana Biosciences, Inc. (the "Company"). Without giving effect to any accretion in the stated value of Series A-1 Preferred, each share of Series A-1 Preferred has "common stock equivalent" rights equal to approximately 776.4 shares of common stock, par value $0.001 (the "Common Stock"), of the Company, which is determined by dividing the stated value of $100 per share of Series A-1 Preferred by an effective conversion price of $0.1288 per share.

** Represents number of shares of Common Stock into which the Series A-1 Preferred beneficially owned by the reporting person are actually convertible as of the date hereof, which amount is limited due to the Authorized Shares Threshold (as described herein).

CUSIP No. 40963P105	Page 5 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus X LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 279,503,105* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,000,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 81,000,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8% (see Item 5)
14	TYPE OF REPORTING PERSON* OO

* Represents "common stock equivalent" rights on shares of Series A-1 Preferred Stock ("Series A-1 Preferred") of Hana Biosciences, Inc. (the "Company"). Without giving effect to any accretion in the stated value of Series A-1 Preferred, each share of Series A-1 Preferred has "common stock equivalent" rights equal to approximately 776.4 shares of common stock, par value $0.001 (the "Common Stock"), of the Company, which is determined by dividing the stated value of $100 per share of Series A-1 Preferred by an effective conversion price of $0.1288 per share.

** Represents number of shares of Common Stock into which the Series A-1 Preferred beneficially owned by the reporting person are actually convertible as of the date hereof, which amount is limited due to the Authorized Shares Threshold (as described herein).

CUSIP No. 40963P105	Page 6 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 279,503,105* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,000,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 81,000,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8% (see Item 5)
14	TYPE OF REPORTING PERSON* OO

* Represents "common stock equivalent" rights on shares of Series A-1 Preferred Stock ("Series A-1 Preferred") of Hana Biosciences, Inc. (the "Company"). Without giving effect to any accretion in the stated value of Series A-1 Preferred, each share of Series A-1 Preferred has "common stock equivalent" rights equal to approximately 776.4 shares of common stock, par value $0.001 (the "Common Stock"), of the Company, which is determined by dividing the stated value of $100 per share of Series A-1 Preferred by an effective conversion price of $0.1288 per share.

** Represents number of shares of Common Stock into which the Series A-1 Preferred beneficially owned by the reporting person are actually convertible as of the date hereof, which amount is limited due to the Authorized Shares Threshold (as described herein).

CUSIP No. 40963P105	Page 7 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 279,503,105* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,000,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 81,000,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8% (see Item 5)
14	TYPE OF REPORTING PERSON* PN

* Represents "common stock equivalent" rights on shares of Series A-1 Preferred Stock ("Series A-1 Preferred") of Hana Biosciences, Inc. (the "Company"). Without giving effect to any accretion in the stated value of Series A-1 Preferred, each share of Series A-1 Preferred has "common stock equivalent" rights equal to approximately 776.4 shares of common stock, par value $0.001 (the "Common Stock"), of the Company, which is determined by dividing the stated value of $100 per share of Series A-1 Preferred by an effective conversion price of $0.1288 per share.

** Represents number of shares of Common Stock into which the Series A-1 Preferred beneficially owned by the reporting person are actually convertible as of the date hereof, which amount is limited due to the Authorized Shares Threshold (as described herein).

CUSIP No. 40963P105	Page 8 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 279,503,105* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,000,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 81,000,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8% (see Item 5)
14	TYPE OF REPORTING PERSON* OO

* Represents "common stock equivalent" rights on shares of Series A-1 Preferred Stock ("Series A-1 Preferred") of Hana Biosciences, Inc. (the "Company"). Without giving effect to any accretion in the stated value of Series A-1 Preferred, each share of Series A-1 Preferred has "common stock equivalent" rights equal to approximately 776.4 shares of common stock, par value $0.001 (the "Common Stock"), of the Company, which is determined by dividing the stated value of $100 per share of Series A-1 Preferred by an effective conversion price of $0.1288 per share.

** Represents number of shares of Common Stock into which the Series A-1 Preferred beneficially owned by the reporting person are actually convertible as of the date hereof, which amount is limited due to the Authorized Shares Threshold (as described herein).

CUSIP No. 40963P105	Page 9 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 279,503,105* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,000,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 81,000,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

* Represents "common stock equivalent" rights on shares of Series A-1 Preferred Stock ("Series A-1 Preferred") of Hana Biosciences, Inc. (the "Company"). Without giving effect to any accretion in the stated value of Series A-1 Preferred, each share of Series A-1 Preferred has "common stock equivalent" rights equal to approximately 776.4 shares of common stock, par value $0.001 (the "Common Stock"), of the Company, which is determined by dividing the stated value of $100 per share of Series A-1 Preferred by an effective conversion price of $0.1288 per share.

** Represents number of shares of Common Stock into which the Series A-1 Preferred beneficially owned by the reporting person are actually convertible as of the date hereof, which amount is limited due to the Authorized Shares Threshold (as described herein).

CUSIP No. 40963P105	Page 10 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Joseph P. Landy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 279,503,105* (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,000,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 81,000,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

* Represents "common stock equivalent" rights on shares of Series A-1 Preferred Stock ("Series A-1 Preferred") of Hana Biosciences, Inc. (the "Company"). Without giving effect to any accretion in the stated value of Series A-1 Preferred, each share of Series A-1 Preferred has "common stock equivalent" rights equal to approximately 776.4 shares of common stock, par value $0.001 (the "Common Stock"), of the Company, which is determined by dividing the stated value of $100 per share of Series A-1 Preferred by an effective conversion price of $0.1288 per share.

** Represents number of shares of Common Stock into which the Series A-1 Preferred beneficially owned by the reporting person are actually convertible as of the date hereof, which amount is limited due to the Authorized Shares Threshold (as described herein).

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Hana Biosciences, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 7000 Shoreline Court, Suite 370, South San Francisco, California 94080.

Item 2. Identity and Background

(a) This Schedule 13D is filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X” and, together with WP X, the “WP X Funds”), Warburg Pincus X, L.P., a Delaware limited partnership and the sole general partner of each of the WP X Funds (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the sole general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WPP LLC”), Warburg Pincus LLC, a New York limited liability company that manages the WP X Funds (“WP LLC”), Warburg Pincus & Co., a New York general partnership and managing member of WPP LLC (“WP”) and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co−President and Managing Member of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

(b) The address of the principal business and principal office of the Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. The general partners of WP and the members and managing directors of WP LLC, along with their respective business addresses, are set forth on Schedule I hereto, which is incorporated herein by reference.

(c) The principal business of the WP X Funds is that of making private equity and related investments. The principal business of WP is acting as the managing member of WPP LLC. The principal business of WPP LLC is acting as general partner to certain private equity funds and as the sole member of WP X LLC. The principal business of WP X LLC is acting as general partner of WP X LP.  The principal business of WP X LP is acting as general partner of the WP X Funds. The principal business of WP LLC is managing certain private equity funds, including the WP X Funds. The principal businesses of each of Messrs. Kaye and Landy is acting as Managing General Partner of WP and Co-President and Managing Member of WP LLC. The principal occupation of each of the general partners of WP and the members and managing directors of WP LLC is set forth on Schedule I hereto, which is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the partners, members and managing directors named on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the partners, members and managing directors named on Schedule I, have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) WP X, WPP X and WP X LP are each limited partnerships organized under the laws of the State of Delaware.  WPP LLC and WP LLC are each limited liability companies organized under the laws of the State of New York, and WP X LLC is a limited liability company organized under the laws of the State of Delaware. WP is a general partnership organized under the laws of the State of New York. Messrs. Kaye and Landy are citizens of the United States of America and, except as otherwise indicated on Schedule I hereto, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by the WP X Funds to purchase the securities of the Company as described herein was furnished from the working capital of such WP X Funds. The total amount of funds paid by the WP X Funds to purchase the securities of the Company purchased on June 7, 2010 as described herein was $36,000,000.

Item 4. Purpose of the Transaction

On June 7, 2010, the WP X Funds entered into an Investment Agreement (the “Investment Agreement”) with the Company, Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situation Fund, L.P., and Deerfield Special Situations Fund International Limited (collectively, the “Deerfield Purchasers” and, together with the WP X Funds, the “Purchasers”), a copy of which is attached hereto as Exhibit 2. Pursuant to the terms of the Investment Agreement, on June 7, 2010, the date of the initial closing under the Investment Agreement, (i) WP X purchased 348,840 shares of Series A-1 Convertible Preferred Stock of the Company (the “Series A-1 Preferred”) for an aggregate purchase price of $34,884,000, and (ii) WPP X purchased 11,160 shares of Series A-1 Preferred for an aggregate purchase price of $1,116,000. The stated value of each share of Series A-1 Preferred is $100. The stated value of each share of Series A-1 Preferred initially accretes at an annual rate of 12% compounded quarterly, which on the first anniversary and each subsequent anniversary of the applicable issuance date will increase by 0.5%.

Each share of Series A-1 Preferred is convertible into such number of shares of Common Stock of the Company as is equal to the accreted value of such share of Series A-1 Preferred divided by a conversion price, initially $0.1288 (subject to adjustment pursuant to the terms of the certificate of designation setting forth the designations, preferences, limitations and relative rights of the Series A-1 Preferred (the “Series A-1 Certificate”), a copy of which is attached hereto as Exhibit 3). Pursuant to the terms of the Series A-1 Certificate and the Investment Agreement, prior to the approval by the stockholders of the Company of an amendment to the amended and restated certificate of incorporation of the Company to, among other things, increase the number of authorized shares of Common Stock and effect a reverse stock split (the “Stockholder Approval”), the maximum number of shares of Common Stock issuable to the WP X Funds upon conversion of the Series A-1 Preferred held by them is limited to their pro rata share of the greater of (a) 90,000,000 and (b) the difference obtained by subtracting (i) the sum of (A) the number of shares of Common Stock outstanding on a fully diluted basis plus (B) the amount of shares reserved under certain plans from (ii) the authorized shares of Common Stock at the time of determination (such difference, the “Authorized Shares Threshold”). For purposes of this filing, the computations and share amounts used herein have assumed that the Authorized Shares Threshold is equal to 90,000,000. The Series A-1 Certificate provides that, upon the receipt of Stockholder Approval, (i) each share of Series A-1 Preferred will be convertible into such number of shares of Common Stock as is equal to the accreted value of such share of Series A-1 Preferred divided by a conversion price of $0.184 (subject to adjustment pursuant to the terms of the Series A-1 Certificate), (ii) there would be no limitation contained in the Series A-1 Certificate on the number of shares of Common Stock of the Company issuable to the WP X Funds upon conversion of the Series A-1 Preferred held by them and (iii) the stated value of each share of Series A-1 Preferred will accrete at an annual rate of 9% compounded quarterly.

Pursuant to the terms of the Investment Agreement, upon the receipt of Stockholder Approval, the Company shall issue to each Purchaser such number of shares of Series A-1 Preferred Stock as is equal to the quotient obtained by dividing the aggregate accretion (determined pursuant to the terms of the Series A-1 Certificate) accrued on the shares of Series A-1 Preferred owned by each Purchaser by $100.

The acquisitions of shares of Series A-1 Preferred by the WP X Funds were effected because of the belief that the shares represent an attractive investment. The Reporting Persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, the Company’s board of directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant. The Reporting Persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their shares of Series A-1 Preferred or Common Stock (or other securities of the Company) or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company or any subsidiary thereof, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company. Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise, in each case subject to certain provisions of the Investment Agreement.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of, their investment in the Series A-1 Preferred or other securities of the Company, the Reporting Persons may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company’s management, the Company’s board of directors, existing or potential strategic partners of the Company, other shareholders, industry analysts and other relevant parties concerning matters with respect to the Company and the Reporting Persons’ investment in the Common Stock and other securities of the Company, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company.

The summary contained herein of the Investment Agreement, Series A-1 Certificate, Registration Rights Agreement and Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2, 3, 4 and 5 hereto, respectively, and which are incorporated herein by reference.

Investment Agreement

In addition to the purchase and sale of the Series A-1 Preferred as described above, the Investment Agreement provides that upon the satisfaction of certain terms and conditions, after the receipt of Stockholder Approval but prior to receipt of notice from the Company that the Company has received written marketing approval in the United States (which for the purposes of clarity shall include “accelerated approval”) from the U.S. Food and Drug Administration for a New Drug Application submitted for any of the Company’s products (the “Marketing Approval Date”), the WP X Funds shall have the right to purchase up to 200,000 additional shares (subject to reduction for the Deerfield Purchasers’ participation, as described below) of Series A-1 Preferred in one or more separate transactions at a price per share of $100. Additionally, after the Marketing Approval Date the WP X Funds shall have the right to purchase up to 400,000 shares (subject to reduction for the Deerfield Purchasers’ participation, as described below) of Series A-2 Convertible Preferred Stock of the Company (the “Series A-2 Preferred” and, together with the Series A-1 Preferred, the “Series A Preferred”) at a price per share of $100. The stated value of each share of Series A-2 Preferred is $100. The Series A-2 Preferred has designations, preferences, limitations and relative rights substantially similar to the Series A-1 Preferred, except that each share of Series A-2 Preferred is convertible into such number of shares of Common Stock of the Company as is equal to the accreted value of such share of Series A-1 Preferred divided by a conversion price of $0.276 (subject to adjustment pursuant to the terms of the certificate of designations setting forth the designations, preferences, limitations and relative rights of the Series A-2 Preferred (the “Series A-2 Certificate”)).

In the alternative, if the Stockholder Approval is not obtained by December 7, 2010, the Investment Agreement provides that the WP X Funds shall have the right to purchase up to 600,000 additional shares (subject to reduction for the Deerfield Purchasers’ participation, as described below) of Series A-1 Preferred in one or more separate transactions at a price per share of $100, and the terms of such Series A-1 Preferred will remain unchanged.

The Investment Agreement also provides that, subject to certain terms and conditions, if the WP X Funds elect to purchase any shares described above, the Deerfield Purchasers will have the right to purchase their pro rata portion of such shares which shall reduce the number of shares acquirable by the WP X Funds to the extent that Deerfield exercises this right.

The Investment Agreement provides that the board of directors of the Company (the “Board”) will have nine (9) members, and that the WP X Funds have the right to designate up to five (5) members (the “WP Designees”) of the Board. To the extent permissible by applicable law and regulation or listing requirements, the WP Designees shall be entitled to serve as a member of, or observer to, each committee of the Board. The right of the WP X Funds to designate the WP Designees to the Board shall terminate on the first date on which the WP Purchasers do not own 75% of the shares of Series A Preferred issued to, and purchased by, the WP X Funds (including shares of Common Stock issuable upon conversion of shares of Series A Preferred). On June 7, 2010, the Company appointed Jonathan Leff, Nishan de Silva and Andrew Ferrer as directors of the Company, effective June 7, 2010, each to serve until his successor shall have been appointed and qualified or until he shall have resigned or been removed. The WP X Funds have deferred the appointment of the two remaining WP Designees, but intend to fill these positions, at which point the WP X Funds would control the Board.  Pursuant to their beneficial ownership of shares of Series A-1 Preferred, the WP X Funds control a majority of the voting power of the Company on an as-converted basis.

In addition, pursuant to the Investment Agreement, the WP X Funds have agreed to, and have agreed to cause their affiliates to agree to, certain restrictions on their ability to purchase securities of the Company, including an agreement not to acquire any additional securities of the Company other than pursuant to the terms of the Investment Agreement. These restrictions terminate on the earliest of (i) December 7, 2011, (ii) the date on which any WP Designee that the WP X Funds are entitled to designate is not elected to the Board and is not otherwise appointed to the Board, (iii) the date of a change of control of the Company, (iv) the date on which the Company waives the provisions of Section 203 of the Delaware General Corporation Law for any person other than the Purchasers, (v) the date of a material violation by the Company or any term or condition of the Investment Agreement, which the Company does not cure within thirty (30) days of notice or (vi) December 8, 2010, if the Company does not obtain the Stockholder Approval prior to such date. In addition, these restrictions do not apply at any time after (A) the Board resolves to pursue a transaction that is contemplated to result in a change of control of the Company or (B) the Board approves, recommends or accepts a transaction that would result in a change of control proposed by any person other than the WP X Funds or their affiliates.

The WP X Funds have further agreed not to, and have agreed to cause their affiliates not to, sell or otherwise transfer their shares of Series A-1 Preferred for a period of one year after the closing of the transactions, subject to certain exceptions.

The Investment Agreement also provides that until the earlier of (i) June 7, 2015 and (ii) the date on which the percentage of total voting power of the Company, determined on the basis of the number of voting securities of the Company on a fully diluted basis, that is beneficially owned by the WP X Funds and their affiliates is less than 10% of the Company, if the Company makes a public or nonpublic offering of Common Stock or securities convertible into Common Stock solely for cash (other than offerings related to employee benefits plans or in connection with a merger or acquisition), the WP X Funds will have the right to acquire from the Company for the same price and on the same terms as such securities are proposed to be offered to others, in the aggregate up to the amount of securities required to enable it to maintain its percentage of ownership.

Registration Rights Agreement

On June 7, 2010, in connection with the consummation of the transactions contemplated under the Investment Agreement, the WP X Funds and the Deerfield Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Company, a copy of which is attached hereto as Exhibit 4. Pursuant to the Registration Rights Agreement, the Company agreed to file and use its best efforts to cause to be effective no later than June 7, 2011, a shelf registration statement with respect to the shares of Series A Preferred, Common Stock and other securities of the Company issuable on conversion of the Series A Preferred and any shares of Common Stock purchased by the Purchasers after June 7, 2010 (collectively, “Registrable Shares”). Furthermore, pursuant to the Registration Rights Agreement, if the Company proposes to register any of its securities on a form that may include Registrable Shares held by the Purchasers (and certain of their eligible transferees and affiliates), the Purchasers (and certain of their eligible transferees and affiliates) will have the right to request that all or any part of its Registrable Shares be included in the registration, subject to specified conditions. The Registration Rights Agreement further provides for underwritten offering registration rights for the Purchasers (and certain of their eligible transferees and affiliates) that will require the Company to, upon the request of the Purchasers (and certain of their eligible transferees and affiliates), use its best efforts to cause the sale of a specified number of shares of Registrable Shares in the form of a firm commitment underwritten public offering if the anticipated aggregate offering price (calculated based upon the market price of the Registrable Shares on the date of such written request) to the public equals or exceeds $10 million, subject to specified conditions.

Voting Agreement

On June 7, 2010, in connection with the consummation of the transactions contemplated under the Investment Agreement, WP X and the Deerfield Purchasers entered into a Voting Agreement (the “Voting Agreement”), a copy of which is attached hereto as Exhibit 5. The Voting Agreement provides that each Deerfield Purchaser shall vote (or cause to be voted), and, for so long as the Voting Agreement remains in effect and subject to certain terms and conditions therein, irrevocably appoint WP X as its attorney and proxy with full power of substitution and resubstitution to vote (or cause to be voted), all shares of Common Stock beneficially owned (as defined in Rule 13d-3 under the Exchange Act) by such Deerfield Purchaser (together with such additional shares as become beneficially owned by such Deerfield Purchaser, whether upon the exercise of options, warrants, conversion of convertible securities or otherwise, and any other voting securities of the Company (whether acquired theretofore or thereafter)) (i) in favor of (a) certain stockholder proposals, including the Stockholder Approval, and the transactions contemplated by the Investment Agreement and (b) any other matters submitted to the stockholders of the Company in furtherance of the transactions contemplated by the Investment Agreement, and (ii) against any action or agreement that would impair the ability of the Company to obtain the Stockholder Approval or otherwise issue certain securities as contemplated by, and pursuant to, the Investment Agreement, or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the Investment Agreement. In addition, to the extent that any such actions are taken by the written consent of stockholders, each Deerfield Purchaser agreed to provide consent or withhold consent, as the case may be, in a manner consistent with the aforementioned provisions. The Voting Agreement shall terminate upon the earlier to occur of (i) the receipt of Stockholder Approval or (ii) December 7, 2010.

Pursuant to the terms of the Voting Agreement, the Deerfield Purchasers also agreed not to transfer or sell any shares of Series A Preferred or Common Stock for so long as the Voting Agreement is in effect, and that each Deerfield Purchaser is to promptly notify WP X of any new shares of capital stock or voting securities of the Company acquired by such Deerfield Purchaser, if any, after the date of the Voting Agreement. Upon acquisition, any such shares and voting securities shall become subject to the terms of the Voting Agreement as though owned by such Deerfield Purchaser on the date of the Voting Agreement.

Additional Disclosure

Except as set forth above in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule I, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

All of the computations and share amounts used herein do not give effect to any accretion on the shares of Series A-1 Preferred. The percentages used herein are calculated based upon the 84,844,815 shares of Common Stock that were outstanding as of June 7, 2010 as reported in the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the "SEC") on June 11, 2010. The number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, and the percentage of the outstanding shares represented thereby, in each case as reported in this Schedule 13D, are based on the number of shares of Common Stock owned by the Reporting Persons on June 16, 2010.

(a) WP X is the direct beneficial owner of 348,840 shares of Series A-1 Preferred. As of June 7, 2010, such shares would be convertible into 270,838,509 shares of Common Stock, but, due to the Authorized Shares Threshold currently applicable, such Series A-1 Preferred are convertible into 78,489,000 (pro rata portion of 90,000,000) shares of Common Stock representing approximately 47.3% of the outstanding shares of Common Stock. However, for all other purposes, including for the purposes of voting, such shares of Series A-1 Preferred would be treated as equivalent to 270,838,509 shares of Common Stock, representing approximately 68.5% of the outstanding shares of Common Stock for voting purposes.

WPP X is the direct beneficial owner of 11,160 shares of Series A-1 Preferred. As of June 7, 2010, such shares would be convertible into 8,664,596 shares of Common Stock, but, due to the Authorized Shares Threshold currently applicable, such Series A-1 Preferred are convertible into 2,511,000 shares of Common Stock representing approximately 1.5% of the outstanding shares of Common Stock. However, for all other purposes, including for the purposes of voting, such shares of Series A-1 Preferred would be treated as equivalent to 8,664,596 shares of Common Stock, representing approximately 2.2% of the outstanding shares of Common Stock for voting purposes.

Due to their respective relationships with the WP X Funds and each other, as of June 7, 2010, each of the Reporting Persons may be deemed to beneficially own shares of Common Stock by virtue of their beneficial ownership of shares of Series A-1 Preferred. Assuming the full conversion of the Series A-1 Preferred in accordance with the terms of the Series A-1 Certificate, as limited by the Authorized Shares Threshold, the Reporting Persons may be deemed to beneficially own 81,000,000 shares of Common Stock, representing approximately 48.8% of the outstanding class of Common Stock, based on a total of 165,844,815 shares of Common Stock, which is comprised of: (i) the 84,844,815 shares of Common Stock outstanding referenced above and (ii) the 81,000,000 shares of Common Stock issuable upon the conversion of shares of Series A-1 Preferred Stock issued to the WP X Funds pursuant to the Investment Agreement as of June 7, 2010. For all other purposes, including voting, the Reporting Persons may be deemed to beneficially own 279,503,105 shares of Common Stock, representing approximately 70.7% of the outstanding class of Common Stock, based on a total of 395,403,819 shares of Common Stock, which is comprised of: (i) the 84,844,815 shares of Common Stock outstanding referenced above and (ii) the equivalent of 310,559,004 shares of Common Stock issued to the Purchasers of the Series A-1 Preferred pursuant to the Investment Agreement on June 7, 2010.

As a result of the Voting Agreement described in Item 4, the Deerfield Purchasers and certain affiliates of the Deerfield Purchasers (collectively, “Deerfield”) and the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  On a separate Schedule 13D filed with the SEC on June 11, 2010, Deerfield reported its beneficial ownership of an aggregate of 17,509,011 shares of Common Stock; 1,455,944 shares of Common Stock issuable upon the exercise of certain warrants held by Deerfield; and 31,055,899 shares of Common Stock issuable upon the conversion of an aggregate of 40,000 shares (without giving effect to the Authorized Shares Threshold) of Series A-1 Preferred held by Deerfield.  Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by Deerfield, its affiliates, or any other person or entity.

(b) Each of WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP LLC and WP may be deemed to share with the WP X Funds the power to (a) dispose or to direct the disposition of the 81,000,000 shares of Common Stock the WP X Funds may be deemed to beneficially own (and convert into) as of June 16, 2010 and (b) vote or direct the vote of the 279,503,105 shares of Common Stock the WP X Funds may be deemed to beneficially own for voting purposes as of June 16, 2010.

Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co−Presidents of WP LLC and may be deemed to control the other Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the WP X Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) On June 7, 2010, WP X acquired 348,840 shares of Series A-1 Preferred for an aggregate purchase price of $34,884,000 and WPP X acquired 11,160 shares of Series A-1 Preferred for an aggregate purchase price of $1,116,000. Shares of Series A-1 Preferred are convertible into Common Stock. Descriptions of the investment by WP X and WPP X are included in Item 4 hereto.

Except as described in this Schedule 13D, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, by any of their directors, executive officers, general partners or members.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on June 16, 2010, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material To Be Filed as Exhibits

Exhibit 1
Joint Filing Agreement, dated as of June 16, 2010, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X, L.P., Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus LLC, Warburg Pincus & Co., and Messrs. Charles R. Kaye and Joseph P. Landy.

Exhibit 2
Investment Agreement, dated as of June 7, 2010, by and among Hana Biosciences, Inc., Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situation Fund, L.P., and Deerfield Special Situations Fund International Limited (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Hana Biosciences, Inc. on June 11, 2010).

Exhibit 3
Certificate of Designation of Series A-1 Convertible Preferred Stock of Hana Biosciences, Inc., dated as of June 7, 2010 (incorporated herein by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Hana Biosciences, Inc. on June 11, 2010).

Exhibit 4
Registration Rights Agreement, dated as of June 7, 2010, by and among Hana Biosciences, Inc., Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situation Fund, L.P., and Deerfield Special Situations Fund International Limited (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Hana Biosciences, Inc. on June 11, 2010).

Exhibit 5
Voting Agreement, dated as of June 7, 2010, by and among Warburg Pincus Private Equity X, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situation Fund, L.P., and Deerfield Special Situations Fund International Limited.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2010	WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 16, 2010	WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 16, 2010	WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 16, 2010	WARBURG PINCUS X LLC

By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 16, 2010	WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 16, 2010	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 16, 2010	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: June 16, 2010	CHARLES R. KAYE

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

Dated: June 16, 2010	JOSEPH P. LANDY

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

__________________
*	Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

Item 8.                                                                           SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”).  Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York  10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Dai Feng	Partner of WP; Member and Managing Director of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Partner of WP; Member and Managing Director of WP LLC
Cecilia Gonzalo	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Managing Director of WP LLC

Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC

WP & Co. Partners, L.P.*
Warburg Pincus Principal Partnership, L.P.**
Warburg Pincus Real Estate Principal Partnership, L.P.**
Warburg Pincus 2006 Limited Partnership**
Warburg Pincus 2007 Limited Partnership**

_____________________

*           New York limited partnership; primary activity is ownership interest in WP

**           Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (1)	Member and Managing Director of WP LLC
Miao Chi (2)	Member and Managing Director of WP LLC
Stephen John Coates (3)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Martin D. Dunnett (3)	Member and Managing Director of WP LLC
Dai Feng	Member and Managing Director of WP LLC; Partner of WP
Robert Feuer (4)	Member and Managing Director of WP LLC
Rajiv Ghatalia (1)	Member and Managing Director of WP LLC
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
Cecilia Gonzalo	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP

Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (1)	Member and Managing Director of WP LLC
Vishal Mahadevia (5)	Member and Managing Director of WP LLC
Niten Malhan (5)	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (6)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (5)	Member and Managing Director of WP LLC
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Adarsh Sarma (5)	Member and Managing Director of WP LLC
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (2)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP

John Shearburn	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (1)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Simon Turton (3)	Member and Managing Director of WP LLC
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
Frank Wei (1)	Member and Managing Director of WP LLC
Peter Wilson (3)	Member and Managing Director of WP LLC
Jeremy S. Young (3)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

(1)	Citizen of Hong Kong
(2)	Citizen of Canada
(3)	Citizen of United Kingdom
(4)	Citizen of Hungary
(5)	Citizen of India
(6)	Citizen of Italy

As of June 1, 2010